Issuer Free Writing Prospectus Filed Pursuant to Rule 433

supplementing the

Preliminary Prospectus Supplement dated February 22, 2012

Registration No. 333-179554

TERM SHEET

Dated: February 22, 2012

3.000% Series K Notes due 2019

Issuer:	Marriott International, Inc.

Security:	3.000% Series K Notes due 2019

Size:	$400,000,000

Maturity Date:	March 1, 2019

Coupon:	3.000%

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2012

Price to Public:	98.920%

Benchmark Treasury:	1.25% due January 31, 2019

Benchmark Treasury Yield:	1.423%

Spread to Benchmark Treasury:	+175bps

Yield:	3.173%

Redemption Provisions:

The Securities may be redeemed in whole or in part from time to time prior to June 1, 2019 (three months prior to the maturity date of the notes), at the issuer’s option, at a redemption price equal to the greater of (1) 100% of the principal amount of the Securities being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest (not including accrued interest as of the redemption date) on the Securities to be redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (the yield to maturity of the United States Treasury security, selected by a primary U.S. government securities dealer, having a maturity comparable to the remaining term of the Securities being redeemed) plus 30 basis points, plus, in each case, accrued and unpaid interest on the Securities to the redemption date.

The Securities may be redeemed in whole or in part from time to time on or after June 1, 2019 (three months prior to the maturity date of the notes), at the issuer’s option, at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest on the notes being redeemed to the redemption date.

Expected Settlement Date:	February 27, 2012

CUSIP:	571903AJ2

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Change of Control:	Issuer repurchase offer required following certain changes of control as described in the Preliminary Prospectus Supplement dated February 22, 2012.

Anticipated Ratings:	Baa2 by Moody’s Investors Service, Inc. BBB by Standard & Poor’s Ratings Services

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Senior Co-Managers	Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. RBS Securities Inc. SunTrust Robinson Humphrey, Inc. Wells Fargo Securities, LLC

Co- Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. Citigroup Global Markets Inc. Goldman, Sachs & Co. Mitsubishi UFJ Securities (USA), Inc. Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 212-834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated 1-800-294-1322.